UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **March 17, 2008**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)

Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 — Other Events

Item 8.01 Other Events.

On March 17, 2008, HNI Corporation issued a press release announcing the execution of an agreement to purchase Hickory Business Furniture ("HBF"), a designer, manufacturer, marketer and distributor of commercial office furniture and textile products and a subsidiary of Furniture Brands International, Inc. A copy of the press release is attached hereto as Exhibit 99.

The information in this Current Report on Form 8-K and the attached Exhibit shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Section 9 — Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

The following exhibit relating to Item 8.01 is filed as a part of this Current Report on Form 8-K.

Exhibit No.   Description

99   Text of press release dated March 17, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: March 17, 2008

By   /s/ Steven M. Bradford

Steven M. Bradford
Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
99	Text of press release dated March 17, 2008.

EXHIBIT 99



News Release

For Information Contact:
Marshall H. Bridges, Vice President and Treasurer (563) 272-4844

HNI CORPORATION ANNOUNCES ACQUISITION OF HBF

MUSCATINE, Iowa (March 17, 2008) – **HNI Corporation** (NYSE: HNI) announced today that it has signed an agreement to purchase HBF, a subsidiary of Furniture Brands International, Inc. (NYSE: FBN). HBF, headquartered in Hickory, North Carolina, is a leading provider of premium upholstered seating, textiles, wood tables, and wood case goods for the office environment. The company has annual sales in excess of $60 million.

The acquisition is expected to close in two to four weeks, subject to satisfactory completion of closing conditions and regulatory approval. HNI intends to finance the $75 million purchase price with its existing credit facilities. The acquisition is expected to add to earnings.

HBF, led by President Charlie Bell and the current management team, will continue to operate as a focused, stand-alone entity with a unique brand position and strategy. The company's emphasis on quality, new products, design, and brand building will also continue.

"We're excited about HBF joining the HNI family. Its unique premium brand, design heritage, strong designer relationships, and differentiated business model make it a great fit with our existing structure and brand portfolio. We look forward to working with the entire HBF team and leveraging HNI's lean enterprise and overall office furniture expertise to achieve greater efficiencies, customer performance, and profitable growth," said Stan Askren, Chairman, President and CEO of HNI Corporation.

About HNI Corporation
HNI Corporation is a NYSE traded company providing products and solutions for the home and workplace environments. HNI Corporation is the second largest office furniture manufacturer in the world and is also the nation's leading manufacturer and marketer of gas- and wood-burning

fireplaces. The Corporation's strong brands, including HON®, Allsteel®, Gunlocke®, Paoli®, Maxon®, Lamex®, Heatilator®, Heat & Glo™, Quadra-Fire®, and Harman Stove™ have leading positions in their markets. HNI Corporation is committed to maintaining its long-standing corporate values of integrity, financial soundness and a culture of service and responsiveness. By doing so, in 2008 the Corporation was recognized by *Fortune* Magazine as one of America's Most Admired Companies. In 2007, the Corporation was recognized by *IndustryWeek* as one of the 50 Best U.S. Manufacturing Companies for the fifth consecutive year. HNI Corporation's common stock is traded on the New York Stock Exchange under the symbol HNI. More information can be found on the Corporation's website at www.hnicorp.com.

About Furniture Brands

Furniture Brands International (NYSE: FBN) is a vertically integrated operating company that is one of the nation's leading designers, manufacturers, and retailers of home furnishings. With annual sales in excess of $2 billion, it markets through a wide range of retail channels, from mass merchant stores to single-brand and independent dealers to specialized interior designers. Furniture Brands serves its customers through some of the best known and most respected brands in the furniture industry, including *Broyhill*, *Lane*, *Thomasville, Drexel Heritage*, *Henredon*, *Pearson*, *Hickory Chair*, *Laneventure*, and *Maitland-Smith*.

###